

**Benjamin Sawyer**
Head of Corporate Actions

New York Stock Exchange
11 Wall Street, 14<sup>th</sup> Floor
New York, NY 10005

March 5, 2018

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The NYSE Arca certifies its approval for listing and registration of the WeatherStorm Forensic Accounting Long-Short ETF (name to be changed to FLAG-Forensic Accounting Long-Short ETF) of Exchange Traded Concepts Trust under the Exchange Act of 1934.

Sincerely,